Exhibit 99.1

Grant of Share Options under Share Option Scheme

London: Monday, April 23, 2018: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announces that on April 20, 2018, it granted share options under the Share Option Scheme conditionally adopted by Chi-Med at its Annual General Meeting in 2015 (the “2015 HCML Share Option Scheme”).

Chi-Med granted 762,690 share options under its 2015 HCML Share Option Scheme to certain employees to subscribe for Ordinary Shares subject to the acceptance of the grantees.  Details of such share options granted prescribed are as follows:

Date of grant	:	April 20, 2018
Exercise price of share options granted	:	GBP46.45 per Ordinary Share
Number of share options granted	:	762,690 (each share option shall entitle the holder thereof to subscribe for one Ordinary Share)
Closing market price of Ordinary Shares on the date of grant	:	GBP46.45 per Ordinary Share
Validity period of the share options	:	From April 20, 2018 to April 19, 2028

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market.  Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1).  For more information, please visit: www.chi-med.com.

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve risks and uncertainties.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM.  Chi-Med undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedewerogerson.com

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500